SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2015

Commission File Number: 001 - 12518

BANCO SANTANDER, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid - Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Exhibit 99.1	Certain financial information included in Banco Santander, S.A.’s Form 6-K, relating to the six-month period ended June 30, 2015, recast as a result of certain changes in the geographic and business segments of Banco Santander, S.A. and its subsidiaries (the “Group”).

Exhibit 99.2	Interim unaudited condensed consolidated financial statements for the six-month period ended June 30, 2015, recast as a result of certain changes in the Group’s geographic and business segments.

This Form 6-K is incorporated by reference into Banco Santander, S.A.’s Registration Statement on Form F-3 (File No. 333-207389) filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José G. Cantera
	Name:	José G. Cantera
	Title:	Chief Financial Officer

Date: November 5, 2015